                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2002

                                   Enodis plc

                     Washington House, 40-41 Conduit Street
                         London, W1S 2YQ, United Kingdom
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F: X          Form 40-F: _____
               ---


     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes: _______          No: X
                              ---

     Enodis plc distributed the following report to shareholders regarding the results for the half year ended March 20, 2002.

     ***************************************************************** ****

Enodis plc
Washington House
40-41 Conduit Street
London
W1S 2YQ
T +44 (0)20 7304 6000
F +44 (0)20 7304 6001
www.enodis.com
e-mail to:
contact@enodis.co
-----------------


Dear Shareholder,

On 23 May we announced, in addition to the Interim Results for the 26 weeks ended 30 March 2002, the sale of the Aladdin Temp-Rite companies. As the formal agreements for the sale were not signed until after the results had been finalised, we were not able to reflect the sale, or its financial effects in the Interim report enclosed.

The Aladdin Temp-Rite companies were sold for a net cash consideration of US$39.2m ((Pounds)27.0m). The consideration, less expenses, will be used to reduce debt and completes our current programme of non-core disposals.

Had this disposal, along with the completion of the rights issue and the disposals of Belshaw and Austral, occurred before 30 March 2002, then on a pro-forma basis net debt would have been under (Pounds)270 million.

/s/ P M Brooks

P M Brooks Chairman
12 June 2002

Contents
1   Highlights
2   -Chairman and Chief Executive Officer's review
6   -Unaudited Group profit and loss account (half year)
7   -Unaudited Group profit and loss account (quarter 2)
8   -Audited Group profit and loss account (full year)
9   -Unaudited Group balance sheet
10  Unaudited Group cash flow statement
12 -Notes to the unaudited interim financial statements ibc Independent review report to Enodis plc ibc Corporate information

"These first half results are encouraging with a particularly strong performance from Food Service Equipment in North America. Good progress has also been made towards our objective of reducing debt, including the disposal of non-core businesses.

There are grounds for cautious optimism in respect of the market for food service equipment in North America, while demand for food service equipment in Europe is weak. In Food Retail Equipment, where Kysor Panel Systems is performing ahead of plan, our major challenge is to turn round Kysor Warren.

Overall, our expectations for full year operating profits are unchanged from those at the time of our preliminary results announcement in November 2001, other than in respect of the effect of disposals.

The second half will benefit from the effects of seasonality and management actions including market share gain initiatives and new product development.

Our Global Food Service Equipment strategy is firmly on track. We believe Enodis is well positioned to benefit as economies and markets recover."

Peter Brooks, Chairman

Highlights

- Group Financial Highlights

  - Group profit before tax* (Pounds)11.3m ((Pounds)18.7m).

  - Adjusted, diluted earnings per share 3.2p (4.8p); no interim dividend
(2.0p).

- Food Equipment - Global Food Service Equipment and Food Retail Equipment

  - Food Equipment sales (Pounds)390m, down 6% on a like-for-like basis, in weak markets.

  - Global Food Service Equipment (FSE)

   - Operating profit* down 6% on a like-for-like basis at (Pounds)28.9m.

   - Operating profit* in FSE North America 7% ahead on a like-for-like basis at (Pounds)24.6m.

   - -Management changes and other actions taken to improve performance in Europe.

   - -Cost savings delivered as planned, approximately (Pounds)17m additional savings in half year.

   - Food Retail Equipment

     - Operating profit* (Pounds)3m lower at (Pounds)1.5m.

     - Kysor Warren performed poorly.

     - Management changes at Kysor Warren, formation of Kysor Group.

- Non-core business disposal programme well advanced

   - Sale of Sammic, Belshaw and Austral; gross proceeds of (Pounds)43.1m.

- -Rights Issue and High Yield Bond complete. Senior debt syndication well advanced. Appropriate capital structure in place for future

   - -Period end net debt (Pounds)380.5m ((Pounds)493.8m); (Pounds)15m increase during the half due to exceptional items, refinancing costs and exchange movements.

   - -Net debt on pro forma basis reflecting Rights Issue and non-core business disposals under (Pounds)295m.

*before goodwill amortisation and exceptionals

Chairman and Chief Executive Officer's review

Overview

The 26 weeks ended 30 March 2002 have been a period of economic uncertainty and slow customer investment activity. In North America and Europe, as we anticipated, the market weakened further in the second quarter and we also saw intensified price competition. The market for food retail equipment has remained difficult.

In Global Food Service Equipment our strategy is to establish Enodis as the clear world leader through excellence in product, distribution and service. In North America, where we are most advanced in leveraging our scale, product range, technology and relationships, we believe we are gaining share though with some negative price impact.

In our Food Retail Equipment business, Kysor Panel Systems, which makes walk-in coolers for supermarket customers, is performing strongly. However, Kysor Warren, which makes display cabinets and systems, has become loss-making. The management team has been replaced and the Kysor Group, comprising Kysor Panel Systems and Kysor Warren, has been formed to leverage Kysor Panel Systems' customer relationships and reputation.

Within our Food Equipment business, we have delivered the anticipated first half benefits from the cost saving actions taken since the second half of 2001. This, along with increased market share in Food Service Equipment North America, has enabled us to offset in part the impact of adverse market conditions.

Net debt has, as expected, increased modestly in the first half. Importantly, subsequent to the period end we received gross proceeds from the rights issue of (Pounds)75.1m, along with a further (Pounds)24.2m for the disposals of businesses (see below). Adjusting for these, net debt at 30 March 2002 would have been under (Pounds)295m. Net debt at 31 March 2001 was (Pounds)493.8m.

The sales of Belshaw and Austral made in April and May continues our current programme of non-core disposals. Whilst these disposals are earnings dilutive in the current year they reduce debt, remove significant risk from our business and enable us to increase our focus on our core area of competence, heavy food service equipment.

We have continued to strengthen our senior management team.

Results

Profit before tax, goodwill amortisation and exceptional items was (Pounds)11.3m (First Half 2001: (Pounds)18.7m): foreign exchange movements have benefited the results by around (Pounds)0.3m.

In Food Equipment, operating profit before goodwill amortisation and exceptional items was (Pounds)30.4m ((Pounds)36.7m): operating profit was reduced by a net (Pounds)1.3m by the effect of disposals, and benefited by some (Pounds)0.3m from foreign exchange movements. Operating margins in the 26 week period were 7.8% compared to 8.7% in the prior period, principally due to a decline in Europe and Food Retail Equipment.

Group operating profit before goodwill amortisation and exceptional items was (Pounds)26.2m ((Pounds)39.8m including contribution of (Pounds)7.6m of operating profit from our Building & Consumer Products business which was sold in June
2001).

Financing

Operating cash flow in the period was (Pounds)30.8m ((Pounds)34.2m); after interest and tax, free cash flow was (Pounds)14.0m ((Pounds)10.5m).

After exceptional items of (Pounds)16.1m, net proceeds from the disposal of non-core businesses of (Pounds)16.4m, bank refinancing costs of (Pounds)14.7m and the adverse effect of exchange rate movements of (Pounds)14.2m, net debt increased from (Pounds)365.9m at 29 September 2001 to (Pounds)380.5m at the period end.

Subsequent to the period end, the Group completed a three for five rights issue at 50p per share to raise gross proceeds of (Pounds)75.1m and realised gross proceeds of (Pounds)24.2m from the disposal of non-core businesses. On a pro forma basis, after adjusting for these proceeds and related costs, net debt would have been less than (Pounds)295m.

During the period the Company issued 10 3/8% senior subordinated notes raising (Pounds)100m with a 10 year bullet maturity. Senior debt syndication is well advanced with the co-arranging stage completed and general syndication recently launched with an anticipated completion date of end of June.

The further reduction of debt remains a key priority for the Group. The Group's businesses are highly cash generative with relatively low requirements for capital expenditure. Operating companies are firmly focused on cash conversion days for working capital where there is some room for improvement. Contracts have been signed for the sale of Felsted property phase III, which subject to completion of infrastructure improvements on time, should generate cash and profit of some (Pounds)7m in the second half.

No interim dividend is proposed.

Exceptional items Net exceptional costs of (Pounds)9.4m in the first half comprise further restructuring costs of (Pounds)3.7m, mostly in Food Retail Equipment, and (Pounds)8.4m for the cost of refinancing, offset by (Pounds)2.7m profit on the sale of Sammic.

Net cash outflow for exceptional items was (Pounds)14.4m, representing costs in respect of litigation and restructuring programmes (including those announced in the prior year) of (Pounds)16.1m, costs of refinancing of (Pounds)14.7m offset by the net proceeds from disposal of businesses of (Pounds)16.4m.

In the second half, exceptional items are estimated to be up to (Pounds)3m, excluding the cost of any further actions arising from the current review at Kysor Warren (see below). These costs comprise further costs of simplifying the organisation. Cash outflow from exceptional items in the second half is estimated to be around (Pounds)7m.

Global Food Service Equipment

Global Food Service Equipment, under the leadership of Dave McCulloch, comprises both our operations in North America, some 76% of Food Service Equipment first half sales, and our operations in Europe and Asia, 24% of first half sales. Our strategy is to achieve market share growth through excellence in product, distribution and service.

The Group offers a full range of core heavy kitchen equipment to the industry and competitive advantage is achieved through leveraging the Group's scale, product range and leading brands, technology and relationships with distributors and service partners, end-users and suppliers.

In the first half, significant progress has been made in developing this strategy. In North America, momentum is building on new product introductions including 12 new products launched at the recent National Restaurant Association show, on top of the 20 introduced at NAFEM last September, along with some exciting developments for major customers. The alignment of our US sales representatives was completed resulting in improved focus and support for our distribution partners. We believe that this, together with dealer/buying group incentive programmes and improved key account and segment management is achieving increased market penetration. Cost savings have been delivered on plan and additional management appointments made to drive Group purchasing savings and improve global parts and service capability. Enodis' emphasis on building partnerships with customers and channel partners is yielding positive results.

North American operations achieved sales, including exports, of (Pounds)228.3m ((Pounds)234.8m) down 5% on a like-for-like basis. Operating profit at (Pounds)24.6m ((Pounds)23.0m) was up 7% on a like-for-like basis. In overall terms, adverse volume, net price and mix changes together with normal ongoing cost inflation, principally labour, were more than offset by the benefits of last year's and this year's cost reduction programmes which saved some (Pounds)10.5m. Operating margins increased from 9.8% in the comparable period to 10.8%.

In Europe, we have made management changes to provide better focus on our manufacturing and distribution companies and have established "tag teams" between our European companies and their North American counterparts to leverage product and technology globally. We have been particularly successful with our UK Merrychef accelerated cooking technology with substantial new orders from five global chain customers. We are also investigating how we can better utilise our European facilities to manufacture product previously sourced from North

America. Significant further work is necessary in Europe which will take time, but we are confident that we are now taking the right steps.

In our Europe/Asia operations, sales at (Pounds)72.8m ((Pounds)87.4m) were down 4% on a like-for-like basis but profit at (Pounds)4.3m ((Pounds)9.2m) was almost halved. Whilst cost savings amounted to approximately (Pounds)2m, this was more than offset by adverse price and product mix, additional infrastructure costs for new factories at Viscount, Ventmaster and Convotherm, weak beverage performance and the absence of last year's one-off property profits of (Pounds)0.9m. Operating margins declined from 10.5% in the comparable period to 5.9%.

Overall, operating profit before amortisation and exceptional items of Global Food Service Equipment was (Pounds)28.9m ((Pounds)32.2m) down 6% on a like-for-like basis in much weaker markets. Overall, operating margins declined from 10.0% to 9.6% as a result of factors in Europe.

Food Retail Equipment

The results of Food Retail Equipment reflect an improved performance from Kysor Panel Systems and Austral, now sold, offset by a much weaker performance from Belshaw, now sold, and a very disappointing performance from Kysor Warren. Operating profit before amortisation and exceptional items was (Pounds)1.5m, down from (Pounds)4.5m in the comparable period, with Kysor Warren incurring losses of some (Pounds)2m (profit (Pounds)1.5m): Kysor Warren is expected to be loss-making throughout the second half. Our primary objective in this group is to turn round Kysor Warren and re-establish it as a successful, leading player in the display cabinet and systems industry. Actions taken to date include:

- -Replacement of the management team. A taskforce comprising senior executives from elsewhere within the Group is currently running the business, reporting directly to Andrew Allner. Recruitment of an executive team is underway. As separately announced, Dave Odum is leaving the Group at the end of May 2002.

- -The Kysor Group has been formed under the leadership of David Frase, President of Kysor Panel Systems. This appointment will provide added customer focus and help restore credibility, and allows us to leverage Kysor Panel Systems' customer relationships and reputation.

- -The next steps are the completion of a strategic review and finalisation of plans for the turn round, including improved customer service and offering.

As previously discussed in the announcement of first quarter results, we are currently reviewing the operations of Kysor Warren, with the objective of improving its operating performance. From its acquisition in 1999 to the end of the 2001 financial year, Kysor Warren has operated at a profit (exclusive of exceptional costs and goodwill amortisation). However, Kysor Warren, along with its competitors, has been adversely impacted by difficult market conditions but has also lost market share due to a lack of customer focus. We have completed an independent market study and changed most of the management team. The unaudited results of this operation for Half Year 2002 showed an operating loss and were below expectations. If the result of our review is the conclusion that the necessary long term improvement in performance cannot be achieved, then a significant part of Kysor Warren's fixed assets (principally goodwill) would be impaired, resulting in an exceptional non-cash charge. Such impairment cannot be reasonably estimated at this time. As at 30 March 2002 the carrying value of goodwill relating to Kysor Warren was approximately (Pounds)50m.

Non-core disposals

During and subsequent to the period, the Group has completed the disposals of Sammic, Belshaw and Austral.

Net proceeds raised amount to (Pounds)43m and exceptional net losses are estimated to be some (Pounds)20m, including (Pounds)35m in respect of goodwill written off. During the six months to 30 March 2002 the aggregate operating profit contribution for these businesses was (Pounds)2.7m.

Although the disposals are dilutive as regards earnings per share, they reduce debt, reduce risk and enable Enodis to focus on its core heavy food service equipment where we believe we have significant competitive advantage.

Outlook

Whilst the market for food service equipment in North America remains uncertain and pricing pressure significant, some more positive signs are emerging from both the industry and end-users. In Europe, the market outlook for food service equipment is weak, exacerbated by intense price competition. The market for food retail equipment remains depressed. However, the key to our performance in this market will be our ability to turn round Kysor Warren.

Our results for April and preliminary indications for May show better than plan results from Food Service Equipment North America but a weaker than plan performance in Europe and Kysor Warren.

Against this background, our expectations for full year operating profit are unchanged from those at the time we released our preliminary results in November 2001, other than in respect of the impact of disposals. The second half will benefit from the effects of seasonality and management actions, including cost saving initiatives and new product development.

So far this year, we have made good progress towards our key objectives. US industry forecasts of food service sales are encouraging and confirm our view that industry fundamentals are attractive showing increased food and beverage sales outside the home driven by lifestyle changes. Our Global Food Service Equipment strategy is firmly on track. We believe Enodis is well positioned to benefit as economies and markets recover.

Management Discussion and Analysis

Under the terms of our 10 3/8% senior subordinated notes, we are required to prepare a US style, Management Discussion and Analysis (MD&A), and to file it with the Securities and Exchange Commission (SEC) in the US, on Form 6-K. You will be able to obtain the filing from the SEC website at www.sec.gov.




P M Brooks Chairman 22 May 2002




A J Allner Chief Executive Officer 22 May 2002

Unaudited Group profit and loss account (half year)

                                                                                                 26 weeks to 31 March 2001
                                                         26 weeks to 30 March 2002              Before    Exceptional
                                                       Before    Exceptional               Exceptional          items
                                                  exceptional          items                     items        (note 4)  Total
                                                        items       (note 4)       Total     (Pounds)m      (Pounds)m   (Pounds)m
                                                    (Pounds)m      (Pounds)m   (Pounds)m  (Unaudited)/   (Unaudited)/   (Unaudited)/
                                           Notes  (Unaudited)    (Unaudited)  (Unaudited)   (Restated)     (Restated)   (Restated)
Turnover                                       2
Food Equipment                                          390.0              -       390.0         419.7              -        419.7
Property                                                    -              -           -           0.9              -          0.9
Continuing operations                                   390.0              -       390.0         420.6              -        420.6
Discontinued operations                                     -              -           -         132.9              -        132.9
Total turnover                                          390.0              -       390.0         553.5              -        553.5

Profit from operations
Food Equipment                                           30.4           (3.7)       26.7          36.7          (24.8)        11.9
Property                                                    -              -           -             -              -            -
Corporate costs                                          (4.2)             -        (4.2)         (4.5)         (15.7)       (20.2)
Continuing operations                                    26.2           (3.7)       22.5          32.2          (40.5)        (8.3)
Discontinued operations                                     -              -           -           7.6              -          7.6
                                                         26.2           (3.7)       22.5          39.8          (40.5)        (0.7)
Goodwill amortisation                                   (10.1)             -       (10.1)        (11.7)             -        (11.7)
Operating profit                               3
Continuing operations                                    16.1           (3.7)       12.4          20.5          (40.5)       (20.0)
Discontinued operations                                     -              -           -           7.6              -          7.6
                                                         16.1           (3.7)       12.4          28.1          (40.5)       (12.4)
Profit on disposal of business                              -            2.7         2.7             -              -            -
Profit/(loss) on ordinary activities
before interest and taxation                             16.1           (1.0)       15.1          28.1          (40.5)       (12.4)
Net interest payable and similar charges                (14.9)          (8.4)      (23.3)        (21.1)          (5.8)       (26.9)
Profit/(loss) on ordinary activities
before taxation                                           1.2           (9.4)       (8.2)          7.0          (46.3)       (39.3)
Tax on profit/(loss) on ordinary activities    5         (1.4)             -        (1.4)         (3.9)             -         (3.9)
Profit/(loss) on ordinary activities
after taxation                                           (0.2)          (9.4)       (9.6)          3.1          (46.3)       (43.2)
Minority interests                                       (0.2)             -        (0.2)            -              -            -
Profit/(loss) for the period                             (0.4)          (9.4)       (9.8)          3.1          (46.3)       (43.2)
Equity dividends                               6            -              -           -          (5.0)             -         (5.0)
Retained result                                          (0.4)          (9.4)       (9.8)         (1.9)         (46.3)       (48.2)

                                           Notes                                    Pence                                     Pence
Earnings/(loss) per share                      7
Basic loss per share                                                                (3.2)                                    (14.1)
Adjusted basic earnings per share                                                    3.2                                       4.8
Diluted loss per share                                                              (3.2)                                    (14.1)
Adjusted diluted earnings per share                                                  3.2                                       4.8
Statement of total recognised gains and losses

Statement of total recognised gains and losses                                     (Pounds)m                             (Pounds)m
Loss for the period                                                                 (9.8)                                    (43.2)
Goodwill written back on disposals, previously written off                          10.4                                         -
Currency translation differences on foreign currency net investments                 1.6                                       1.5
Total recognised gains and losses for the period                                     2.2                                     (41.7)

Unaudited Group profit and loss account (quarter 2)

                                                        13 weeks to 30 March 2002                     13 weeks to 31 March 2001
                                                     Before  Exceptional                       Before    Exceptional
                                                exceptional        items                  exceptional          items
                                                      items      (note 4)         Total          items        (note 4)         Total
                                                  (Pounds)m     (Pounds)m     (Pounds)m      (Pounds)m      (Pounds)m      (Pounds)m
                                          Notes (Unaudited)   (Unaudited)   (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)
Turnover                                      2
Food Equipment                                      200.1             -         200.1          220.7              -          220.7
Property                                                -             -             -            0.9              -            0.9
Continuing operations                               200.1             -         200.1          221.6              -          221.6
Discontinued operations                                 -             -             -           71.6              -           71.6
Total turnover                                      200.1             -         200.1          293.2              -          293.2

Profit from operations
Food Equipment                                       16.2          (1.2)         15.0           21.0          (24.8)          (3.8)
Property                                                -             -             -              -              -              -
Corporate costs                                      (2.1)            -          (2.1)          (2.5)         (15.7)         (18.2)
Continuing operations                                14.1          (1.2)         12.9           18.5          (40.5)         (22.0)
Discontinued operations                                 -             -             -            5.1              -            5.1
                                                     14.1          (1.2)         12.9           23.6          (40.5)         (16.9)
Goodwill amortisation                                (5.1)            -          (5.1)          (6.3)             -           (6.3)

Operating profit                              3
Continuing operations                                 9.0          (1.2)          7.8           12.2          (40.5)         (28.3)
Discontinued operations                                 -             -             -            5.1              -            5.1
                                                      9.0          (1.2)          7.8           17.3          (40.5)         (23.2)

Profit on disposal of business
Profit/(loss) on ordinary activities
 before interest and taxation                         9.0          (1.2)          7.8           17.3          (40.5)         (23.2)
Net interest payable and similar charges             (7.9)         (4.4)        (12.3)         (11.1)          (5.8)         (16.9)
Profit/(loss) on ordinary activities
 before taxation                                      1.1          (5.6)         (4.5)           6.2          (46.3)         (40.1)
Tax on profit/(loss) on ordinary activities          (0.8)            -          (0.8)          (2.6)             -           (2.6)
Profit/(loss) on ordinary activities
 after taxation                                       0.3          (5.6)         (5.3)           3.6          (46.3)         (42.7)
Minority interests                                   (0.1)            -          (0.1)             -              -              -
Profit/(loss) for the period                          0.2          (5.6)         (5.4)           3.6          (46.3)         (42.7)
Equity dividends                                        -             -             -           (5.0)             -           (5.0)
Retained result                                       0.2          (5.6)         (5.4)          (1.4)         (46.3)         (47.7)

                                          Notes                                 Pence                                        Pence
Earnings/(loss) per share                     7
Basic loss per share                                                             (1.8)                                       (13.9)
Adjusted basic earnings per share                                                 1.7                                          3.3
Diluted loss per share                                                           (1.8)                                       (13.9)
Adjusted diluted earnings per share                                               1.7                                          3.3

Statement of total recognised gains and losses

                                                                             (Pounds)m                                    (Pounds)m
Loss for the period                                                              (5.4)                                       (42.7)
Currency translation differences on foreign currency net investments              2.7                                          0.3
Total recognised gains and losses for the period                                 (2.7)                                       (42.4)

Audited Group profit and loss account (full year)
          52 weeks to 29 September 2001


                                                                                 Before    Exceptional
                                                                            Exceptional          items
                                                                                  items       (note 4)       Total
                                                                              (Pounds)m      (Pounds)m   (Pounds)m
                                                                    Notes    (Restated)     (Restated)  (Restated)
Turnover                                                                2
Food Equipment                                                                    887.2             -       887.2
Property                                                                           16.6             -        16.6
Continuing operations                                                             903.8             -       903.8
Discontinued operations                                                           177.3             -       177.3
Total turnover                                                                  1,081.1             -     1,081.1
Profit from operations
Food Equipment                                                                     90.7         (43.4)       47.3
Property                                                                            9.0             -         9.0
Corporate costs                                                                    (8.9)        (24.1)      (33.0)
Continuing operations                                                              90.8         (67.5)       23.3
Discontinued operations                                                             9.1             -         9.1
                                                                                   99.9         (67.5)       32.4
Goodwill amortisation/impairment                                                  (23.0)       (100.0)     (123.0)
Operating profit                                                        3
Continuing operations                                                              67.8        (167.5)      (99.7)
Discontinued operations                                                             9.1             -         9.1
                                                                                   76.9        (167.5)      (90.6)
Profit on disposal of business                                                        -          23.5        23.5
Profit/(loss) on ordinary activities
before interest and taxation                                                       76.9        (144.0)      (67.1)
Net interest payable and similar charges                                          (36.1)         (5.8)      (41.9)
Profit/(loss) on ordinary activities before taxation                               40.8        (149.8)     (109.0)
Tax on profit/(loss) on ordinary activities                             5         (13.4)          2.0       (11.4)
Profit/(loss) on ordinary activities after taxation                                27.4        (147.8)     (120.4)
Minority interests                                                                 (0.3)            -        (0.3)
Profit/(loss) for the period                                                       27.1        (147.8)     (120.7)
Equity dividends                                                        6          (4.8)          -          (4.8)
Retained result                                                                    22.3        (147.8)     (125.5)

                                                                    Notes                                    Pence
Earnings/(loss) per share                                               7
Basic loss per share                                                                                        (39.3)
Adjusted basic earnings per share                                                                            16.3
Diluted loss per share                                                                                      (39.3)
Adjusted diluted earnings per share                                                                          16.3

Statement of total recognised gains and losses

                                                                                                         (Pounds)m
Loss for the period                                                                                        (120.7)
Negative goodwill written back on disposals, previously written off                                          (4.4)
Currency translation differences on foreign currency net investments                                         (1.7)
Total recognised gains and losses for the period                                                           (126.8)

Unaudited Group balance sheet

                                                      30 March 2002     31 March 2001   29 September 2001
                                                          (Pounds)m         (Pounds)m           (Pounds)m
                                                                           Unaudited)/
                                               Notes    (Unaudited)        (Restated)          (Restated)
Fixed assets
Intangible assets: Goodwill                               312.9               434.5               310.2
Tangible assets                                           108.8               172.6               111.4
Investments                                                 6.2                 8.0                 6.2
                                                          427.9               615.1               427.8
Current assets
Stocks                                          8         103.8               160.3               105.6
Debtors                                                   183.6               222.3               200.7
Deferred tax asset                              5          27.3                30.3                26.9
Cash at bank and in hand                        9          49.9                58.0                39.4
                                                          364.6               470.9               372.6
Creditors falling due within one year
Borrowings                                      9         (10.1)               (0.4)               (2.4)
Other creditors                                          (210.4)             (281.5)             (225.1)
                                                         (220.5)             (281.9)             (227.5)
Net current assets                                        144.1               189.0               145.1
Total assets less current liabilities                     572.0               804.1               572.9
Financed by:
Creditors falling due after more than one year
Borrowings                                      9         404.4               549.8               398.9
Provisions for liabilities and charges                     55.1                54.7                59.1
                                                          459.5               604.5               458.0
Capital and reserves
Called up equity share capital                            125.1               125.0               125.1
Share premium account                                     234.2               238.9               239.0
Profit and loss account                                  (247.8)             (165.0)             (250.0)
Equity shareholders' funds                     10         111.5               198.9               114.1
Equity minority interests                                   1.0                 0.7                 0.8
                                                          572.0               804.1               572.9

Unaudited Group cash flow statement

                                                               26 weeks to  26 weeks to
                                                                  30 March     31 March      52 weeks to
                                                                      2002         2001     29 September
                                                               (Unaudited)  (Unaudited)             2001
                                                          Notes  (Pounds)m    (Pounds)m        (Pounds)m
Net cash flow from operations before exceptional items             36.5        39.3              120.8

Net cash flow effect of exceptional items                         (16.1)       (4.3)             (27.8)

Net cash inflow from operating activities                   a      20.4        35.0               93.0

Return on investments and servicing of finance

Interest paid                                                     (16.4)      (22.8)             (40.9)

Financing fees paid                                               (14.7)          -                  -

                                                                  (31.1)      (22.8)             (40.9)

Taxation

Overseas and UK tax paid                                           (0.4)       (0.9)              (6.0)

Capital expenditure and financial investment

Payments to acquire tangible fixed assets                          (6.3)       (8.2)             (23.7)

Receipts from sale of tangible fixed assets                         0.6         3.1                7.4

                                                                   (5.7)       (5.1)             (16.3)

Acquisitions and disposals

Purchase of subsidiary undertakings and minority interests            -       (25.0)             (25.8)

Disposal of subsidiary undertakings                         4      16.4           -               98.6

                                                                   16.4       (25.0)              72.8

Equity dividends paid                                                 -       (23.3)             (28.2)

Cash (outflow)/inflow before financing                             (0.4)      (42.1)              74.4

Financing

Issue of shares                                                       -         0.1                0.2

Additional net borrowings                                         310.8       591.9              398.3

Term loan repayment                                              (400.4)     (521.1)            (385.7)

Issue of 10 3/8% senior subordinated notes                        100.0           -                  -

Repayment of other loans                                              -           -              (72.8)

Capital element of finance lease payments                             -         0.7               (0.6)

                                                          10.4    71.6    (60.6)

Increase in cash in the period                            10.0    29.5     13.8

a) Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

                                        26 weeks to 30 March 2002               26 weeks to 31 March 2001
                                        -------------------------               -------------------------
                                        Before    Effect of                     Before   Effect of
                                   exceptional  exceptional                exceptional exceptional
                                         items        items        Total         items       items       Total
                                   (Unaudited)   (Unaudited) (Unaudited)   (Unaudited) (Unaudited) (Unaudited)
                                     (Pounds)m     (Pounds)m   (Pounds)m     (Pounds)m   (Pounds)m   (Pounds)m

Operating profit/(loss)                16.1          (3.7)         12.4         28.1    (40.5)       (12.4)

Depreciation                            8.7             -           8.7         12.6        -         12.6

Amortisation of goodwill               10.1             -          10.1         11.7        -         11.7

Gain on sale of fixed assets              -             -             -         (1.7)       -         (1.7)

Provisions (net)                       (0.7)         (2.5)         (3.2)        (5.0)    16.5         11.5

(Increase)/decrease in stock           (0.8)          2.4           1.6         (2.8)     0.5         (2.3)

Decrease in debtors                    16.3             -          16.3          1.6        -          1.6

(Decrease)/increase in creditors      (13.2)        (12.3)        (25.5)        (5.2)    19.2         14.0

Net cash inflow from
operating activities                   36.5         (16.1)         20.4         39.3     (4.3)        35.0


                                                    52 weeks to 29 September 2001
                                                    -----------------------------
                                                      Before   Effect of
                                                 exceptional exceptional
                                                       items       items     Total
                                                    (Pound)m    (Pound)m  (Pound)m
Operating profit/(loss)                                76.9     (167.5)     (90.6)

Depreciation                                           22.7          -       22.7

Amortisation of goodwill                               23.0      100.0      123.0

Gain on sale of fixed assets                           (1.7)         -       (1.7)

Provisions (net)                                       (6.0)      16.5       10.5

(Increase)/decrease in stock                           12.1        0.5       12.6

Decrease in debtors                                    10.7          -       10.7

(Decrease)/increase in creditors                      (16.9)      22.7        5.8

Net cash inflow from operating activities             120.8      (27.8)      93.0


b) Reconciliation of net cash flow to movement in net debt

                                                             30 March    31 March
                                                                 2002        2001  29 September
                                                          (Unaudited) (Unaudited)          2001
                                                             (Pound)m    (Pound)m      (Pound)m

Net debt at the start of period                               (365.9)    (434.2)      (434.2)

Increase in net cash in the period                              10.0       29.5         13.8

Issue of 10 3/8% senior subordinated notes                    (100.0)         -            -

Net decrease/(increase) in other loans                          89.6      (71.5)        60.1

Translation differences                                        (14.2)     (17.6)        (5.6)

Net debt at the end of the period                             (380.5)    (493.8)      (365.9)

Corporate information

Directors
Peter Brooks* Chairman
Andrew Allner Chief Executive Officer
Robert Eimers Executive Vice President - Global Human Resources
Dave McCulloch Chief Operating Officer
David Odum (to resign 31 May 2002)
Dave Wrench Chief Financial Officer
Robert Briggs*
Eryl Morris*
Waldemar Schmidt*
*Non-executive Directors

Company Secretary
David Hooper
Registered Office
Washington House, 40-41 Conduit Street, London W1S 2YQ
Registered in England No. 109849

Registrars
Computershare Services PLC
PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH

Independent review report to Enodis plc

Introduction We have been instructed by the Company to review the financial information for the 26 weeks ended 30 March 2002 which comprises the profit and loss account, the balance sheet, the cash flow statement and related notes 1 to
13. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 30 March 2002.

Deloitte & Touche

Chartered Accountants and Registered Auditors 1 Little New Street London EC4A
3TR

22 May 2002

Notes to the unaudited interim financial statements

1 Basis of preparation

The accompanying condensed financial statements ("interim financial statements") have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). The interim financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Group's management considers necessary for a fair presentation of the financial position of the Group as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in statutory financial statements prepared in accordance with UK GAAP have been condensed or omitted. The results of operations for the 26 weeks ended 30 March 2002 may not necessarily be indicative of the operating results that may be achieved for the entire financial year.

The interim financial information has been prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 29 September 2001, with the exception that the results reflect the adoption of FRS19 "Deferred Tax" and the 29 September 2001 and the 31 March 2001 comparative figures have been restated accordingly.

UK GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The application of the latter would have affected the determination of profit/(loss) to the extent summarised in Note 14 to the interim financial statements.

These interim financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report.

2 Turnover

                                          26 weeks to  26 weeks to  13 weeks to  13 weeks to
                                             30 March     31 March     30 March     31 March   52 weeks to
                                                 2002         2001         2002         2001  29 September
                                          (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)          2001
                                             (pound)m     (pound)m     (pound)m     (pound)m      (pound)m
Food Service Equipment - North America          228.3        234.8        122.0        124.2         498.7
Food Service Equipment - Europe and Asia         72.8         87.4         35.9         46.7         185.4
Food Retail Equipment                            88.9         97.5         42.2         49.8         203.1
Food Equipment                                  390.0        419.7        200.1        220.7         887.2
Property                                            -          0.9            -          0.9          16.6
Continuing operations                           390.0        420.6        200.1        221.6         903.8
Discontinued operations                             -        132.9            -         71.6         177.3
                                                390.0        553.5        200.1        293.2       1,081.1

Turnover from discontinued operations represents the Building and Consumer Products business sold in June 2001.


3 Operating profit/(loss)

                                                  26 weeks to 30 March 2002             26 weeks to 31 March 2001
                                              Before                                 Before
                                         exceptional  Exceptional               exceptional   Exceptional
                                               items        items        Total        items         items        Total
                                         (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)   (Unaudited)  (Unaudited)
                                            (pound)m     (pound)m     (pound)m     (pound)m      (pound)m     (pound)m
Food Service Equipment -
North America                                   24.6            -         24.6         23.0         (16.9)         6.1
Food Service Equipment -
Europe and Asia                                  4.3         (1.7)         2.6          9.2          (0.9)         8.3
Food Retail Equipment                            1.5         (2.0)        (0.5)         4.5          (7.0)        (2.5)
                                                30.4         (3.7)        26.7         36.7         (24.8)        11.9
Food Equipment goodwill amortisation           (10.1)           -        (10.1)       (11.7)            -        (11.7)
Food Equipment                                  20.3         (3.7)        16.6         25.0         (24.8)         0.2
Property                                           -            -            -            -             -            -
Corporate costs                                 (4.2)           -         (4.2)        (4.5)        (15.7)       (20.2)
Continuing operations                           16.1         (3.7)        12.4         20.5         (40.5)       (20.0)
Discontinued operations                            -            -            -          7.6             -          7.6
                                                16.1         (3.7)        12.4         28.1         (40.5)       (12.4)

                                           13 weeks to 30 March 2002             13 weeks to 31 March 2001
                                               Before                                 Before
                                          exceptional  Exceptional               exceptional   Exceptional
                                                items        items        Total        items         items       Total
                                          (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)   (Unaudited)  (Unaudited)
                                             (pound)m     (pound)m     (pound)m     (pound)m      (pound)m    (pound)m

Food Service Equipment -
North America                                    14.8            -         14.8         12.9         (24.8)      (11.9)
Food Service Equipment -
Europe and Asia                                   1.6         (0.4)         1.2          6.0             -         6.0
Food Retail Equipment                            (0.2)        (0.8)        (1.0)         2.1             -         2.1
                                                 16.2         (1.2)        15.0         21.0         (24.8)       (3.8)
Food Equipment goodwill amortisation             (5.1)           -         (5.1)        (6.3)            -        (6.3)
Food Equipment                                   11.1         (1.2)         9.9         14.7         (24.8)      (10.1)
Property                                            -            -            -            -             -           -
Corporate costs                                  (2.1)           -         (2.1)        (2.5)        (15.7)      (18.2)
Continuing operations                             9.0         (1.2)         7.8         12.2         (40.5)      (28.3)
Discontinued operations                             -            -            -          5.1             -         5.1
                                                  9.0         (1.2)         7.8         17.3         (40.5)      (23.2)

3 Operating profit/(loss) continued

                                                     52 weeks to 29 September 2001
                                                       Before
                                                  exceptional   Exceptional
                                                        items         items      Total
                                                     (pound)m      (pound)m   (pound)m
Food Service Equipment - North America                   62.6         (25.6)      37.0
Food Service Equipment - Europe and Asia                 17.7          (5.2)      12.5
Food Retail Equipment                                    10.4         (12.6)      (2.2)
                                                         90.7         (43.4)      47.3
Food Equipment goodwill amortisation/impairment         (23.0)       (100.0)    (123.0)
Food Equipment                                           67.7        (143.4)     (75.7)
Property                                                  9.0             -        9.0
Corporate costs                                          (8.9)        (24.1)     (33.0)
Continuing operations                                    67.8        (167.5)     (99.7)
Discontinued operations                                   9.1             -        9.1
                                                         76.9        (167.5)     (90.6)

Operating profit from discontinued operations represents the Building and Consumer Products Business sold in June 2001.

4 Exceptional items

a) Operating exceptional items

                                            26 weeks to  26 weeks to
                                               30 March     31 March   52 weeks to
                                                   2002         2001  29 September
                                            (Unaudited)  (Unaudited)         2001
                                               (pound)m     (pound)m     (pound)m
Restructuring costs                               3.7          14.5        33.1
Revisions to working capital provisions
and other exceptional warranty costs                -          13.7        13.7
Litigation costs                                    -          12.3        12.2
Costs associated with the Board's
review of strategic options                         -             -         8.5
                                                  3.7          40.5        67.5
Goodwill impairment                                 -             -       100.0
Operating exceptional items                       3.7          40.5       167.5

Restructuring costs in the 26 weeks to 30 March 2002 principally represent costs associated with the closure of excess operating capacity in our Food Retail Equipment group and the further rationalising of administration functions and simplifying management structures in the European businesses within the Global Food Service Equipment group.

4 Exceptional items continued

b) Disposal of businesses

                                                                 26 weeks to  26 weeks to
                                                                    30 March     31 March   52 weeks to
                                                                        2002         2001  29 September
                                                                 (Unaudited)  (Unaudited)          2001
                                                                    (pound)m     (pound)m      (pound)m
Net cash flow from the disposal of Sammic SA                            18.5            -             -
Net cash flow from the disposal of Magnet/(Payment to Nobia AB)         (2.1)           -          98.6
Net cash flow from disposals                                            16.4            -          98.6

On 13 December 2001, the Group disposed of Sammic SA and its subsidiary undertakings for consideration of (pound)20.0m realising a profit on disposal of (pound)2.7m after writing back goodwill of (pound)10.4m previously written off against reserves. The net cash proceeds of (pound)18.5m have been used to repay debt.

During the period (Pounds)2.1m was paid to Nobia AB, the acquirers of the Building and Consumer Products business in respect of the value of net assets transferred following the sale of the business in June 2001.

c) Net interest payable and similar charges

                                                     26 weeks to    26 weeks to
                                                        30 March       31 March 52 weeks to
                                                            2002         200129   September
                                                     (Unaudited)    (Unaudited)        2001
                                                       (Pounds)m      (Pounds)m   (Pounds)m

Deferred financing fees written off                       4.2            5.8      5.8
Refinancing fees                                          4.2              -        -
                                                          8.4            5.8      5.8

Deferred finance fees written off relate to amounts previously capitalised in respect of the facility that was replaced by the refinancing announced on 20 February 2002.

Refinancing fees represent amounts payable to banks in relation to the termination of our previous facilities and costs associated with the bridging facility under the Group's new arrangements announced on 20 February 2002 (see note 9).

5 Taxation

a) Analysis of charge in period

                                                              26 weeks to
                                                   26 weeks to   31 March   52 weeks to
                                                      30 March     200129     September
                                                          2002 (Unaudited)/        2001
                                                   (Unaudited)  (Restated)   (Restated)
                                                     (Pounds)m  (Pounds)m     (Pounds)m

The tax charge for the current period comprised:
UK taxation at 30%                                           -        -          -
Foreign taxation                                           1.8      2.5         8.6
                                                           1.8      2.5         8.6
Tax relief on exceptional items                              -        -        (2.0)
                                                           1.8      2.5         6.6
Deferred taxation                                         (0.4)     1.4         4.8
                                                           1.4      3.9        11.4

b) The Group tax rate benefits from the effect of tax losses brought forward. A current tax charge arises principally because of profits arising in overseas countries where there are no available losses.

5 Taxation continued
c) The adoption of FRS19 "Deferred Tax" has required changes in the method of accounting for deferred tax assets and liabilities. As a result of these changes, the comparative periods have been restated as follows, principally in respect of tax losses and warranty reserves.

                                                                          31 March
                                                                              2001    29 September
                                                                        (Unaudited)/          2001
                                                                         (Restated)     (Restated)
                                                                          (Pounds)m      (Pounds)m
Deferred tax provision as previously reported                                 -          -
Adjustment to recognise deferred tax in respect of timing differences      30.3       26.9
Deferred tax asset as restated                                             30.3       26.9

d) Analysis of deferred tax asset

                                                              31 March
                                           30 March               2001  29 September
                                               2002       (Unaudited)/          2001
                                        (Unaudited)         (Restated)    (Restated)
                                          (Pounds)m          (Pounds)m     (Pounds)m
US revenue losses                           13.4              14.0          12.7
Warranties                                   8.2               8.2           8.2
Pension and SERP related reserves            4.3               3.4           4.0
Accrued compensation related items           3.2               1.0           3.2
Other short term timing differences          6.6              12.9           6.8
                                            35.7              39.5          34.9
Accelerated capital allowances              (8.4)             (9.2)         (8.0)
                                            27.3              30.3          26.9

A deferred tax asset has only been recognised in respect of those losses which are expected to be utilised in the immediate future.

6 Equity dividends

                                                   26 weeks to        26 weeks to
                                                      30 March           31 March     52 weeks to
                                                          2002               2001    29 September
                                                    (Unaudited)       (Unaudited)            2001
                                                     (Pounds)m          (Pounds)m       (Pounds)m
Interim and final dividend                                   -                5.0             4.8

                                                         Pence              Pence           Pence
Interim and final dividend (net per ordinary share)          -                2.0             2.0


7 Earnings/(loss) per share

                                                                     26 weeks to                  13 weeks to
                                                     26 weeks to        31 March    13 weeks to      31 March      52 weeks to
                                                        30 March            2001       30 March          2001     29 September
                                                          2002       (Unaudited)/          2002    (Unaudited)/           2001
                                                      (Unaudited)     (Restated)    (Unaudited)     (Restated)      (Restated)
                                                        (Pounds)m      (Pounds)m      (Pounds)m      (Pounds)m       (Pounds)m
Basic and diluted loss attributable to shareholders         (9.8)         (43.2)          (5.4)        (42.7)         (120.7)

                                                              m              m              m             m               m
Basic weighted average number of shares                    307.5          307.3          307.5         307.1           307.3
Executive share options                                       -             0.6              -           0.4             0.2
Share save options                                            -             0.4              -           0.2             0.2
Diluted weighted average number of shares                  307.5          308.3          307.5         307.7           307.7

                                                           26 weeks to
                                             26 weeks to      31 March    13 weeks to    13 weeks to     52 weeks to
                                                30 March          2001       30 March       31 March    29 September
                                                    2002    (Unaudited)/         2002           2001            2001
                                              (Unaudited)    (Restated)    (Unaudited)    (Unaudited)      (Restated)
                                                   Pence         Pence          Pence          Pence           Pence
Basic loss per share                                (3.2)        (14.1)          (1.8)         (13.9)          (39.3)
Effect per share of exceptional items                3.1          15.1            1.8           15.1            15.5
Effect per share of goodwill amortisation
and impairment                                       3.3           3.8            1.7            2.1            40.1
Adjusted basic earnings per share                    3.2           4.8            1.7            3.3            16.3
Diluted loss per share                              (3.2)        (14.1)          (1.8)         (13.9)          (39.3)
Effect per share of exceptional items                3.1          15.1            1.8           15.1            15.5
Effect per share of goodwill amortisation
and impairment                                       3.3           3.8            1.7            2.1            40.1
Adjusted diluted earnings per share                  3.2           4.8            1.7            3.3            16.3

On 20 February 2002, the Company announced a rights issue which was subsequently approved by the shareholders at the Extraordinary General Meeting held on 18 March 2002. On 9 April 2002, 150,174,595 new ordinary shares were issued at 50p per share on the basis of three new ordinary shares for every five existing ordinary shares.

The actual cum rights price on 18 March 2002, the last day of quotation cum rights, was 101.5p per share and the theoretical ex-rights price for an ordinary share was 82.2p per share.

In accordance with FRS14 "Earnings per share", the earnings per share for all reported periods have been restated to reflect the effect of the bonus element of the rights issue.

8 Stocks

                                      30 March       31 March
                                          2002           2001    29 September
                                    (Unaudited)    (Unaudited)           2001
                                       (Pounds)m      (Pounds)m       (Pounds)m
Raw materials and consumables             36.9           51.9            42.2
Work in progress                          15.7           17.7            15.7
Finished goods                            40.9           81.3            36.4
                                          93.5          150.9            94.3
Property                                  10.3            9.4            11.3
                                         103.8          160.3           105.6

9 Borrowings

a) On 20 February 2002 the Group announced new financing arrangements to replace the existing multi-currency revolving credit agreement. This included a new committed senior credit facility consisting of a five year amortising $300m term loan, a six year $70m term loan, a five year $85m revolving multi-currency facility and a 10 year (Pounds)150m bridge facility.

On 26 March 2002 the Company received the proceeds of a (Pounds)100m senior subordinated note issue, priced at 10 3/8%, maturing in April 2012. The net proceeds were applied in part repayment of the bridge facility. On 9 April 2002, the Company completed a gross (Pounds)75.1m three for five underwritten rights issue. The net proceeds were applied in part to repay in full the balance of the bridge facility and in part against the senior credit facility.

Since the period end, the $300m term loan has been reduced to $254.8m, by applying $23.0m from the rights issue proceeds and $22.2m from the net proceeds of the sale of Belshaw Bros, Inc (more fully described in note 13) against the facility. The term loan will be reduced further by $9.8m following the disposal of Austral (see note 13).

The Group enters into interest rate swaps and forward rate agreements (FRAs) to change a portion of its floating rate debt into fixed rate debt and so reduce the impact of changes in interest rates on the Group's interest charge. At 30 March 2002, the Company had interest rate swaps and FRAs outstanding with an aggregate value of $383.0m of which $86.0m have not yet commenced. The Group has also entered into cross-currency swaps to change the underlying currency profile of the debt. Two contracts have been entered into to exchange an aggregate of (Pounds)60.0m for US dollars and Euros, such that the currency profile of the debt more closely matches the currency profile of the assets.

b) Reconciliation of net debt to Balance Sheet

                                                              30 March         31 March
                                                                  2002             2001      29 September
                                                            (Unaudited)      (Unaudited)             2001
                                                               (Pounds)m        (Pounds)m         (Pounds)m
Cash at bank                                                      49.9             58.0              39.4
Current borrowing                                                (10.1)            (0.4)             (2.4)
Exclude current portion of deferred financing costs               (4.5)            (0.8)             (1.1)
Net cash                                                          35.3             56.8              35.9
Long term lease obligations                                       (0.4)            (0.8)             (1.2)
10 3/8% senior subordinated notes                               (100.0)               -                 -
Other long term debt                                            (304.0)          (549.0)           (397.7)
Exclude long term portion of deferred finance                    (11.4)            (0.8)             (2.9)
Net debt at end of period                                       (380.5)          (493.8)           (365.9)

10 Equity shareholders' funds

a) Following the implementation of FRS19 "Deferred tax" (note 5), equity shareholders' funds at 29 September 2001 have been restated as follows:

                                                                 29 September
                                                                         2001
                                                                    (Restated)
                                                                      (Pounds)m

Equity shareholders' funds as previously reported                        87.2
Cumulative effect on profit and loss account reserve
of implementing FRS19 "Deferred tax"                                     26.9
Equity shareholders' funds as restated                                  114.1

b) Reconciliation of equity shareholders' funds

                                                               Share       Share    Profit and
                                                             capital     premium          loss       Total
                                                             (Pounds)m   (Pounds)m     (Pounds)m   (Pounds)m
At 29 September 2001 (restated)                                125.1       239.0        (250.0)      114.1
Loss for the period                                                -           -          (9.8)       (9.8)
Share issue costs                                                  -        (4.8)            -        (4.8)
Goodwill written back on disposals previously written off          -           -          10.4        10.4
Currency realignment                                               -           -           1.6         1.6
At 30 March 2002                                               125.1       234.2        (247.8)      111.5

The costs associated with the rights issue (see note 7) have been charged to the share premium account. The shares were issued and the proceeds of (Pounds)75.1m were received on 9 April 2002.

11 Foreign currency translation

The results of subsidiary companies reporting in currencies other than Pounds Sterling have been translated at the average rate prevailing for each month for the 26 weeks to 30 March 2002, the weighted average exchange rate for sales and profit being (Pounds)1=$1.44. Results to 31 March 2001 were translated at the rate of (Pounds)1=$1.46 and full year results to 29 September 2001 at (Pounds)1=$1.44. Results for the 13 week period to 30 March 2002 were translated at the rate of (Pounds)1=$1.42 and for the 13 weeks to 31 March 2001 at (Pounds)1=$1.47. The closing rate for the US Dollar at 30 March 2002 and 31 March 2001 was (Pounds)1=$1.42 and at 29 September 2001 was (Pounds)1=$1.47.

12 Results for 2001
The accounts in this statement do not comprise full accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the 52 weeks to 29 September 2001 have been extracted from the 2001 Annual Report but do not comprise statutory accounts for that period. The audited financial statements have been delivered to the Registrar of Companies. The Auditors made an unqualified report on those accounts and their report did not contain any statement under Section 237 (2) or (3) of the Companies Act 1985. The figures for the 52 weeks to 29 September 2001 have been restated to reflect the introduction of FRS19 "Deferred tax". The figures for the 26 week periods to 30 March 2002 and 31 March 2001 have been extracted from underlying accounting records and have been reviewed but not audited.

13 Events occurring after the end of the financial period
On 20 February 2002, the Company announced a rights issue which was subsequently approved by the shareholders at the Extraordinary General Meeting held on 18 March 2002. On 9 April 2002, 150,174,595 new ordinary shares were issued at 50p per share on the basis of three new ordinary shares for every five existing ordinary shares.

On 24 April 2002 the Group sold Belshaw Bros, Inc ("Belshaw") for a cash consideration of (Pounds)16.7m ($24.2m) payable in full upon completion. The cash consideration, net of expenses, has been used to reduce debt.

On 21 May 2002 the Group sold Austral Refrigeration Pty Limited ("Austral") for a net cash consideration of (Pounds)7.5m payable in full on completion. The consideration, less expenses, will be used to reduce debt.

14 US GAAP reconciliation


                                                              26 weeks to   26 weeks to    52 weeks to
                                                                 30 March      31 March   29 September
                                                                     2002          2001           2001
                                                              (Unaudited)   (Unaudited)     (Restated)
                                                                (Pounds)m     (Pounds)m      (Pounds)m
Net profit/(loss)
Net loss under UK GAAP                                              (9.8)        (43.2)        (120.7)
Items increasing/(decreasing) UK GAAP operating profit
- Goodwill amortisation                                             (7.4)         (8.4)         (16.6)
- Goodwill impairment                                                  -             -            9.8
- Pension costs                                                      0.6           3.0            5.9
- Sale/leaseback transactions                                          -          (0.7)          (1.3)
- Restructuring charges                                             (0.4)            -            0.4
- Other                                                              0.6          (0.7)          (0.1)
Items increasing/(decreasing) UK GAAP non-operating profit
- Deferred taxation                                                 (3.4)          3.7            8.1
- Gain on sale of businesses                                         3.5             -            0.8
Net income in accordance with US GAAP                              (16.3)        (46.3)        (113.7)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ENODIS PLC




June 12, 2002                         By:   /s/ W. David Wrench
                                            ------------------------------------
                                            Name:  W. David Wrench
                                            Title: Chief Financial Officer